Exhibit 99.1

ProQR® ANALYST & INVESTOR EVENT NACFC 2016, Orlando, Florida Date: Presenters: October 27th, 2016 Daniel de Boer, Noreen Henig and JP Clancy

Agenda Overview and introduction by Daniel de Boer The relevance of the Nasal Potential Difference test in CF by JP Clancy, M.D. Results of the QR-010 NPD study by Noreen Henig, M.D. Pipeline and path ahead by Daniel de Boer Q&A session with JP Clancy, M.D., Noreen Henig, M.D., Smital Shah and Daniel de Boer ProQR Therapeutics 2

Forward looking statements This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including but not limited to, statements regarding our strategy, future operations, future pre-clinical and clinical trial plans and related timing of trials and results, research and development, future financial position, future revenues, projected costs, prospects, therapeutic potential of our products, plans and objectives of management, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. The forward-looking statements contained in this presentation reflect our current views with respect to future events, and we assume no obligation to update any forward-looking statements except as required by applicable law. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those that may be described in greater detail in the annual report filed on Form 20-F for the year ended December 31, 2015 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) and any subsequent filings we have made with the SEC. We have included important factors in the cautionary statements included in that annual report, particularly in the Risk Factors section, and subsequent filings with the SEC that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. ProQR Therapeutics 3

ProQR’s CF journey From an idea to clinical proof of concept in 4 years Leiden, The Netherlands & Palo Alto, CA 2012 2013 2014 2015 2016 Founding of ProQR around an idea to impact CF using RNA repair Saliva secretion assay in homozygous ΔF508 mouse model showed near wild type functional restoration Delivery further de-risked through compelling in vitro and in vivo data in CF like mucus Strong functional NPD data in homozygous ΔF508 mouse model – up to 80% restoration Start of two global clinical studies of QR-010 in 80 CF patients Positive clinical proof of concept for QR-010 with strong NPD response in homozygous ΔF508 patients ProQR Therapeutics 4

CFTR is hydrating mucus in normal lung cell CFTR Chloride RNA DNA CFTR in normal lung cell: • In healthy people CFTR protein is formed • CFTR protein acts as a chloride channel • Due to chloride transport the extracellular mucus is hydrated ProQR Therapeutics 5

Absence of CFTR is leading to dehydration of mucus CFTR Chloride RNA DNA CFTR in CF lung cell: • In CF patients no functional CFTR protein is formed • In absence of CFTR chloride can not flow out of the cell • Due to the lack of chloride transport the extracellular mucus dehydrates ProQR Therapeutics 6

CFTR and ENaC channels in normal lung cell ENaC CFTR Down regulator Sodium Chloride In healthy people: • CFTR and ENaC cooperate to regulate Chloride and Sodium balance • CFTR is a down regulator of ENaC channel activity ProQR Therapeutics 7

CFTR and ENaC channels in CF lung cell ENaC CFTR Down regulator Sodium Chloride In CF patients: • In absence of CFTR protein ENaC is unregulated and thus hyperactive • This contributes to the CF phenotype ProQR Therapeutics 8

ENaC CFTR Down regulator Confirmation: Downregulation of ENaC (Max Basal PD) CFTR mediated total chloride transport (mv) normalized at 0 Cl timepoint 20 10 0 -10 -20 -30 -40 ringer’s amiloride zero chloride isoproterenol units = time in minutes CF patient WT NPD is the only direct in vivo measurement of CFTR activity: • Restoration of CFTR activity is the primary measurement CFTR activity is measured on the right • Downregulation of ENaC is indirect effect of CFTR ENaC activity as measured by sodium transport is measured on the left (Max Basal PD) Primary: Improvement in chloride transport ProQR Therapeutics 9

CFTR restoration confirmed by ENaC normalization
Basal PD (ENaC)
Change from baseline
9.2mV
P=0.0371
CFTR activity is confirmed by normalization of ENaC activity
Total Chloride Transport (CFTR) change from baseline -4.1mV
P=0.0389
CFTR mediated total chloride transport (mv)
normalized at 0 Cl timepoint
20 10 0 -10 -20 -30 -40
ringer’s amiloride zero chloride isoproterenol
units = time in minutes
CF patient
WT
ProQR Therapeutics 10

Putting QR-010 NPD results in perspective


Total Chloride Transport
-6.6 mV
Non-Cystic Fibrosis NPD
TDN Center of CFTR detection
-4.1 mV
Homozygous ΔF508 + QR-010
Sermet-Gaudelus et al, NACFC, 2016
50% of CF patients
-3.5 mV
G551D + Kalydeco (150 mg)
Accurso et al NEJM, 2010
5% of CF patients
-2 mV
CF patients with milder phenotype
Rowe et al, Methods Mol biol, 2011
Classical CF with severe phenotype like ΔF508
Rowe et al, Methods Mol biol, 2011
+2.16 mV from placebo
Homozygous ΔF508 + Lumacaftor (200mg)
Clancy et al, Thorax 2012
Interpretations are adapted from publications
★ Treatment period for all mention therapies is 28 days

ProQR Therapeutics 11

The relevance of the Nasal Potential
Difference test in CF
By JP Clancy, MD
Professor of Pediatrics, Research Director Pulmonary Medicine
Cincinnati Children’s Hospital
ProQR Therapeutics 12

NPD is the only direct measurement of CFTR function
NPD is only direct measurement of both sodium and chloride channel function
CFTR downregulation of ENaC is well understood
A response on both chloride transport and change in basal PD provides validation of a functioning CFTR
Nasal epithelium well represents (in histology and ion transport) the lung epithelium
CF
CaCC
ATP
Isoproterenol
no chloride
Amiloride
Baseline
A
control
CFTR
B
ProQR Therapeutics 13

NPD methods and interpretation is standardized
NIH-PA Author Manuscript NIH-
NATIONAL INSTITUTES OF HEALTH
NIH Public Access
Author Manuscript
Methods Mol Biol. Author manuscript; available in PMC 2013 September 03.
Published in final edited form as:
Methods Mol Biol. 2011 ; 741: 69-86. doi:10.1007/978-1-61779-117-8_6.
Nasal Potential Difference Measurements to Assess CFTR Ion Channel Activity
Steven M. Rowe,
Departments of Medicine, Pediatrics, and Physiology and Biophysics MCLM, University of Alabama, 35294-0006, Birmingham, AL, USA
Jean-Paul Clancy, and
Departments of Medicine, Pediatrics, and Physiology and Biophysics MCLM, University of Alabama, 35294-0006, Birmingham, AL, USA
Michael Wilschanski
Respiratory Medicine and Cystic Fibrosis Center, Shaare Zedek Medical Center, 91031, Jerusalem, Israel
Steven M. Rowe: smrowe@uab.edu; Jean-Paul Clancy: john.clancy@cchmc.org
OPEN ACCESS Freely available online PLOS ONE
Optimizing Nasal Potential Difference Analysis for CFTR Modulator Development: Assessment of Ivacaftor in CF Subjects with the G551D-CFTR Mutation
Steven M. Rowe1, Bo Liu1, Aubrey Hill1, Heather Hathorne1, Morty Cohen2a, John R. Beamer2b,
Frank J. Accurso3, Qunming Dong4, Claudia L. Ordonez4c, Anne J. Stone4, Eric R. Olson4,
John P. Clancy5*, for the VX06-770-101 Study Group
ProQR Therapeutics 14

Relevance of NPD for the lower airway
Detection of Cystic Fibrosis Transmembrane Conductance Regulator Activity in Early-Phase Clinical Trials
Steven M. Rowe1,2,3,4, Frank Accurso5, and John P. Clancy3,4
1Department of Medicine, 2Department of Physiology and Biophysics, 3Department of Pediatrics, and 4Cystic Fibrosis Research Center,
University of Alabama at Birmingham, Birmingham, Alabama; and 5Department of Pediatrics, University of Colorado, Denver, Colorado
“The nasal epithelium is a faithful representation of the histologic and ion transport features of the pulmonary epithelium, supporting its use as a biomarker for the lower airway.”
Rowe, Accurso, Clancy. PATS 2007
ProQR Therapeutics 15

CFTR-dependent ISC
Bronchial Current (A/cm2 )
4 0
3 0
2 0
1 0 0 -1 0
p < 0 .0 0 5
R2: 0 . 6 4 2
5 1 0 1 5 2 0
Nasal Current (A/cm2 )
Good correlation between bronchial current and Nasal current
155
CHARACTERIZATION OF BRUSHED HUMAN UPPER AND LOWER AECS TO DETECT AND QUANTIFY CFTR FUNCTION
Filbrandt, E.; Ostmann, A.J.; Brewington, J.; Strecker, L.;
Clancy, J.P. Pulmonary Medicine, Cincinnati Children’s Hospital
Medical Center, Cincinnati, OH, USA
Good correlation in key measures
Cincinnati Children’s
changing the outcome together

Results QR-010
Nasal Potential Difference study
By Noreen R. Henig, MD
ProQR Therapeutics 17

QR-010 for F508 cystic fibrosis
CFTR
QR-010
Single stranded 33-mer RNA
oligonucleotide
P=S and 2’Ome chemically modified
for stability and uptake
Designed to target F508 mutation
Formulated in saline solution
Inhaled delivery for efficient lung
delivery and systemic uptake
Delivered by PARI eflow Nebulizer
QR-010
F508
G A A
3’ UUUCUUUUAUAGUAACCACAAAGGAUACUA
5’ AUUAAAGAAAAUAUCAUUGGUGUUUCCUAUGAUGAA
ProQR Therapeutics 18

Pre-clinical data supports QR-010 can restore CFTR function
GLP Tox
28 days in mice
No DLT up to high dose (30mg/kg) for 28 days in monkeys
Inhaled Administration to the Lung
In vitro CF mucus penetration
Similar biodistribution between wild-type and mice with CF lung phenotype
Functional Restoration of CFTR Response
Two in vitro models:
MQAE
Ussing Chamber
Up to 80% restoration of wild-type CFTR response in two independent
F508 mouse assays:
Saliva Secretion assay
Nasal Potential Difference assay
Mode of action research ongoing
Mouse
Nasal Potential difference (mv)
10 0 -10 -20 -30
amiloride zero chloride isopreterenol
Time (min)
ProQR Therapeutics

QR-010

PQ-010-002 Proof of Concept study


Screening
NPD
Baseline
NPD & Nasal Sample
Day 15
NPD
Day 26 (EOT)
NPD & Nasal Sample
End of Study
NPD
14 Day SCREENING
28 Day TREATMENT PERIOD
21 Day FOLLOW-UP
★ = Dose Administered

Design

- 8 ΔF508 homozygous and 8 compound heterozygous patients ΔF508 CF patients >18yr
- Multiple dose design: 12 doses (3 per week x 4 weeks)
- Intranasal administration
- 5 NPD reference sites in EU (CTN) and North America (TDN)

Endpoints

- CFTR-mediated total chloride transport (primary)
- Sodium transport measured by Basal PD
- Safety, SNOT-22 and NERS assessment
- Sweat chloride test

ProQR Therapeutics 20

NPD centers of excellence
Steve Rowe, MD – Central, blinded reader
Stuart Elborn, MD – Chairman, Adaptive Design Review Committee
Marcus Mall, MD – ADRC member
Marty Solomon, MD – University of Alabama
David Nichols, MD and Jerry Nick, MD – National Jewish Medical & Research
Center
JP Clancy, MD – University of Cincinnati
Isabelle Sermet, MD – INSERM U 1151, Hôpital Necker –Enfants Malade
Christiane de Boeck, MD – KUL
Standard Operating Procedures of CFF-TDN and ECFS-CTN
ProQR Therapeutics 21

NPD: Maximize potential as a useful endpoint
Design
Controls
Inclusion criteria
Well-defined analysis
and methods
Endpoints (chloride
response and
confirmatory basal PD)
Execution
Centers of excellence
Standardized methods
(SOP)
Central supplies
Minimizing operator
variability
Independent
analysis
Blinded central
independent NPD
reader
Validation by
independent data
review committee
ProQR Therapeutics 22

Demographics
Homozygous Heterozygous Cohort
Cohort (Cohort 1) (Cohort 2)
Characteristic Safety Population Safety Population
(N=10) (N=8)
Age (years)
Mean (SD) 25.80(6.7) 36.0(15.8)
Min, Max 19, 36 18, 63
Sex, n (%)
Male 6(60%) 4(50.0%)
Female 4(40%) 4(50.0%)
Race, n (%) Caucasian 10(100%) 8(100.0%)
BMI (kg/m2)
Mean (SD) 22.8(2.8) 23.1(3.3)
Min, Max 19.8, 28.2 19.8, 28.4
Predicted FEV1 (%)
Mean (SD) 74.2(17.4) 74.9(16.9)
Min, Max 45.2, 108.8 52.3, 98.1
Sweat Chloride (mmol/L)
Mean (SD) 98.7(15.0) 103.9(18.0)
Min, Max 78.0, 117.5 86.0, 134,0
Baseline CFTR-Mediated Total Chloride Transport (mV)
Mean (SD) -1.2(5.8) -2.4(5.9)
Min, Max -11.1, 6.4 -13.9, 6.3
Baseline SNOT-22 Total Score
Mean (SD) 14.9(5.9) 19.1(17.7)
Min, Max 8.0, 24.0 5.0, 59.0
Key takeaways:
Adult subjects with classic
F508 phenotype
ProQR Therapeutics 23

Preliminary safety & tolerability data
Pooled Cohorts
Treatment-Emergent Adverse Events Occurring in >10% Subjects by Preferred Term
Safety Population (Pooled Cohorts); N=18
N (%)
Subjects with Serious Adverse Events 0(0)
Subjects with at least one TEAE 15(83.3)
Gastrointestinal disorders
Nausea 3(16.7)
General disorders and administration site conditions
Fatigue 4(22.2)
Pyrexia 4(22.2)
Nervous System Disorders
Headache 2(11.1)
Respiratory, thoracic and mediastinal disorders
Cough 4(22.2)
Epistaxis 2(11.1)
Respiratory Tract Congestion 2(11.1)
Rhinorrhoea 3(16.7)
Sinus Congestion 2(11.1)
Nasal Congestion 2(11.1)
Participation:
No discontinuations
17 of 18 patients received
all 12 doses
1 patient received 11
doses
Key takeaways:
No SAEs observed in
treatment and follow up
periods
AE profile consistent with
what is expected in CF
population
ProQR Therapeutics 24

QR-010 meets primary endpoint in homozygous patients
Measured by CFTR mediated total chloride transport
Change from Baseline
CFTR-Mediated Total Chloride Transport
(mV) Mean +/- SEM
Treatment Follow-up
Chloride transport improvement
-3.0 mV p=0.0797
-4.1 mV p=0.0389
-3.7 mV p=0.0721
2 0 -2 -4 -6 -8
Baseline Day 15 Day 26(EoT) Day 47
Key takeaways:
Strong response in CFTR
mediated chloride
transport
Statistically significant
response per-protocol
subjects
Durable response 21 days
post treatment
CFTR mediated total chloride transport (mv)
normalized at 0 Cl timepoint
20 10 0 -10 -20 -30 -40
ringer’s amiloride zero chloride isoproterenol
units = time in minutes
CF patient
WT
ProQR Therapeutics 25

All methods show CFTR response in homozygous patients
Different methods to determines CFTR response
evaluable population (N=7)
Change from Baseline
CFTR-Mediated Total Chloride Transport
(mV) Mean +/- SEM
-10 -8 -6 -4 -2 0 2
Treatment Follow-up
A L R MP LP
A L R MP LP
A L R MP LP
Day 15 Day 26(EoT) Day 47
Average Nostrils (A)
Left Nostril (L) Right Nostril (R)
Most Polarized Nostril Carried Forward (MP)
Least Polarized Nostril Per Timepoint (LP)
Key takeaways:
Irrespective of the chosen method of analysis an improvement is observed
CFTR mediated total chloride transport (mv)
normalized at 0 Cl timepoint
20 10 0 -10 -20 -30 -40
ringer’s amiloride zero chloride isoproterenol
units = time in minutes
CF patient
WT
ProQR Therapeutics 26

Basal PD change confirms CFTR activity
Sodium transport measured by Basal PD
Max Basal PD (mv)
Change from Baseline
Mean +/- SEM
15 10 5 0 -5
Treatment Follow-up
Sodium transport improvement
= -2.9 mV p=0.8615
= +9.2 mV p=0.0371
= +2.2mv p =0.2214
Baseline Day 15 Day 26 (EoT) Day 47
Average Nostrils (A)
Most Polarized Nostrils Carried Forward (MP)
Left Nostrils (L)
Least Polarized Nostrils Per Timepoint (LP)
Right Nostrils (R)
Key takeaways:
Max Basal PD is direct measurement of ENaC activity as measured by sodium transport
Basal PD confirms functional data for CFTR activity
CFTR mediated total chloride transport (mv)
Normalized at 0 Cl timepoint
20 10 0 -10 -20 -30 -40
ringer’s amiloride zero chloride isoproterenol
units = time in minutes
CF patient
WT
ProQR Therapeutics 27

All methods show Basal PD response
Different methods to determines Basal PD response
evaluable population (N=7)
Change from Baseline
Max Basal PD (mv)
Mean +/- SEM
Treatment Follow-up
A L R MP LP
A L R MP LP
A L R MP LP
20 15 10 5 0 -5 -10
Day 15 Day 26 (EoT) Day 47
Key takeaways:
Irrespective of the chosen method of analysis an improvement is observed
CFTR mediated total chloride transport (mv)
Normalized at 0 Cl timepoint
20 10 0 -10 -20 -30 -40
ringer’s amiloride zero chloride isoproterenol
units = time in minutes
CF patient
WT
ProQR Therapeutics 28

Heterozygous CFTR response
Change from Baseline CFTR-Mediated Total Chloride Transport
(mv) Mean +/- SEM
8 6 4 0 2 0 -2
Treatment Follow-up
Chloride transport improvement
=2.4mv p=NS
=2.2mV p=NS
=3.0mv p=NS
Baseline Day 15 Day 26 (EoT) Day 47
Functional Class
Subject numbers
Mutation
Legacy Nomenclature
I
101202
p.Gln493 [stop]
Q493X
101204
c.489+1 G>T [splicing]
621+1 G>A
203203
p.Tyr1092 [stop]
Y1092X
701203
c.1585-1 G>A [splicing]
1717-1 G>A
II
102202
p.Asn1303Lys
N1303K
103205
p.Ile336Lys
I336K
701204
p.Gly628Arg
G628R
V
103208
c.2657+5 G>A [splicing]
2789+5 G>A
Key takeaways:
Further pre-clinical research necessary before studying more patients
Impact of second allele needs to be investigated
8 different second mutations
Responder analysis is ongoing
CFTR mediated total chloride transport (mv)
Normalized at 0 Cl timepoint
20 10 0 -10 -20 -30 -40
ringer’s amiloride zero chloride isoproterenol units = time in minutes
CF patient
WT
ProQR Therapeutics 29

PQ-010-002: NPD proof of concept study

Conclusions

- QR-010 improves CFTR function in subjects with CF due to ΔF508 mutation

Timepoint	CFTR –mediated Total Chloride Response [Mean ± SEM, mV]	p-value
Day 15	- 3.0 ± 1.9	0.0797
Day 26 (EOT)	**- 4.1 ± 1.9**	**0.0389**
Day 47	- 3.7 ± 2.2	0.0721

- A trend for durability of effect was observed 21 days after last dose (day 47)
- QR-010 improvement in CFTR function is also supported a positive sodium transport signal (max basal PD)
- QR-010 changes in nasal potential is comparable to data published for ivacaftor (G551D) and superior to data published on lumacaftor alone (ΔF508)
- First clinical data de-risks development of QR-010 by confirming pre-clinical findings

ProQR Therapeutics 30

Putting QR-010 NPD results in perspective


Total Chloride Transport
-6.6 mV
Non-Cystic Fibrosis NPD
TDN Center of CFTR detection
-4.1 mV
Homozygous ΔF508 + QR-010
Sermet-Gaudelus et al, NACFC, 2016
50% of CF patients
-3.5 mV
G551D + Kalydeco (150 mg)
Accurso et al NEJM, 2010
5% of CF patients
-2 mV
CF patients with milder phenotype
Rowe et al, Methods Mol biol, 2011
Classical CF with severe phenotype like ΔF508
Rowe et al, Methods Mol biol, 2011
+2.16 mV from placebo
Homozygous ΔF508 + Lumacaftor (200mg)
Clancy et al, Thorax 2012

Interpretations are adapted from publications
★ Treatment period for all mention therapies is 28 days

ProQR Therapeutics
31

Putting QR-010 NPD results in perspective

Key takeaways:

- QR-010 improves CFTR function in ΔF508 homozygous patients
- Improved total chloride response which shows direct activity
- Improved max basal PD which shows down-regulation of sodium channels
- Single agent, innovative approach for ΔF508 patients
- Validates pre-clinical data

-6.6 mV — Non-Cystic Fibrosis NPD
TDN Center of CFTR detection

-4.1 mV — **Homozygous ΔF508 + QR-010**
Sermet-Gaudelus et al, NACFC, 2016
50% of CF patients

-3.5 mV — G551D + Kalydeco (150 mg)
Accurso et al NEJM, 2010
5% of CF patients

-2 mV — CF patients with milder phenotype
Rowe et al, Methods Mol biol, 2011

Classical CF with severe phenotype like ΔF508
Rowe et al, Methods Mol biol, 2011

+2.16 mV from placebo — Homozygous ΔF508 + Lumacaftor (200mg)
Clancy et al, Thorax 2012

Interpretations are adapted from publications
★ Treatment period for all mention therapies is 28 days

ProQR Therapeutics 32

Translating NPD to the lung
Stability
QR-010 is stable in presence of CF lung bacteria
Brinks et al. ECFS, 2016
QR-010 is stable in CF mucus and doesn’t degrade
Brinks et al. NACFC, 2015
QR-010 is stable in presence of inhaled CF co-medications
Brinks et al. NACFC, 2015
Uptake
Beta-ENaC mouse with CF lung phenotype shows uptake and bio distribution similar to WT
Brinks et al NACFC, 2014
Significant uptake in lung epithelial cells and plasma in WT rodents and monkeys
Unpublished ProQR Data
QR-010 is detected in blood after intranasal administration in QR-010 NPD study
Diffusion
QR-010 penetrates pseudomonas biofilm in vitro
Unpublished ProQR Data
Mucus repels QR-010 due to negative charge
Perez- Vilar, JBC, 1999
CF mucus contains DNA, QR-010 has low binding affinity to DNA
Unpublished ProQR Data
QR-010 penetrates rapidly through CF-like mucus in vitro and CF mucus ex vivo
Brinks et al. NACFC, 2015
Nebulizer
PARI eFlow is commonly used by CF patients for nebulization of inhaled agents
Unpublished ProQR data
QR-010 in solution is nebulized in desired 3-5 MMAD particle size
Unpublished ProQR data
QR-010 is stable after nebulization by a PARI eFlow nebulizer
Unpublished ProQR data
ProQR Therapeutics

Phase 1b update
Single Ascending Dose 1 dose
Cohort 1 6.25 mg
DMC review
Cohort 2 12.5 mg
DMC review
Cohort 3 25 mg
DMC review
Cohort 4 50 mg
DMC review
8 patients per cohort, randomized 3:1, double blinded, placebo controlled
Multiple Ascending Dose 3 dosings/week x 4 weeks
Cohort 5 6.25 mg
DMC review
Cohort 6 12.5 mg
DMC review
Cohort 7 25 mg
DMC review
Cohort 8 50 mg
DMC review
Phase 2 Studies
64 homozygous rF508 CF patients (>18yrs)
Inhalation through PARI eFlow nebulizer
Participating sites: 20 sites in EU (CTN) and North America (TDN)
Endpoints:
Safety, tolerability and pharmacokinetics
Exploratory efficacy (FEV1, CFQ-R, weight gain, sweat chloride)
ProQR Therapeutics

Treatment-emergent adverse events - SAD
6.25 mg N = 8
12.5 mg N = 8
25 mg N = 12
50 mg N = 8
SAD Total N = 36
Subjects with at least one TEAE 4 (50.0) 3 (37.5) 7 (58.3) 5 (62.5) 19 (52.8)
Gastrointestinal disorders
2 (50.0) 0 1 (8.3) 3 (37.5) 6 (16.7)
Abdominal Pain
0 0 0 1 (12.5) 1 (2.8)
Abdominal Pain Upper
0 0 0 1 (12.5) 1 (2.8)
Dry Mouth
2 (25.0) 0 1 (8.3) 0 3 (8.3)
Hypoasthaesia Oral
0 0 0 1 (12.5) 1 (2.8)
Tongue Discolouration
0 0 0 1 (12.5) 1 (2.8)
General disorders and administration site
0 0 1 (8.3) 1 (12.5) 2 (5.6)
conditions
0 0 1 (8.3) 0 1 (2.8)
Chest discomfort
0 0 1 (8.3) 0 1 (2.8)
Chest pain
0 0 0 1 (12.5) 1 (2.8)
Feeling jittery
Injury, poisoning and procedural complications
0 0 1 (8.3) 0 1(2.8)
Sunburn
0 0 1 (8.3) 0 1(2.8)
Metabolism and nutrition disorders
0 0 1 (8.3) 0 1 (2.8)
Hyperglycaemia
0 0 1 (8.3) 0 1 (2.8)
Musculoskeletal and connective tissue disorders
0 0 0 1 (12.5) 1 (2.8)
Musculoskeletal stiffness
0 0 0 1 (12.5) 1 (2.8)
Neck pain
0 0 0 1 (12.5) 1 (2.8)
Key takeaways:
Low numbers of treatment emerging AE’s
Independent DSMC
No safety concerns
ProQR Therapeutics

Treatment-emergent adverse events - SAD
6.25 mg N = 8
12.5 mg N = 8
25 mg N = 12
50 mg N = 8
SAD Total N = 36
Nervous system disorders
3 (37.5) 1 (12.5) 2 (16.7) 2 (25.0) 8 (22.2)
Dizziness
0 0 0 2 (25.0) 2 (5.6)
Headache
2 (25.0) 1 (12.5) 1 (8.3) 1 (12.5) 6 (16.7)
1 (8.3)
Sinus Headache
1 (12.5) 0 0 0 1 (2.8)
Psychiatric disorders
0 1 (12.5) 0 0 1(2.8)
Agitation
0 1 (12.5) 0 0 1(2.8)
Reproductive system and breast disorders
1 (12.5) 0 0 0 1(2.8)
Menstruation irregular
1 (12.5) 0 0 0 1(2.8)
Respiratory, thoracic and mediastinal disorders
0 1 (12.5) 2 (16.7) 2 (25.0) 5 (13.9)
Cough
0 1 (12.5) 1 (8.3) 1 (12.5) 3 (8.3)
Pulmonary congestion
0 0 0 2 (25.0) 2 (5.6)
Throat irritation
0 0 0 1 (12.5) 1 (2.8)
Wheezing
0 0 1 (8.3)
0 1 (2.8)
Skin and subcutaneous tissue disorders
0 1 (12.5) 0 0 1 (2.8)
Pruritus generalised
0 1 (12.5) 0 0 1 (2.8)
Key takeaways:
Low numbers of treatment emerging AE’s
Independent DSMC
No safety concerns
ProQR Therapeutics

Phase 1b update
QR-010 in doses tested to date is observed to be safe and well tolerated
4 Single dose cohorts completed
8 patients per cohort, randomized 3:1
6.25, 12.5, 25 and 50 mg by inhalation
All cohorts reviewed by independent DSMC
No SAEs reported
No dose limiting toxicity identified
Multiple dose cohorts
4 dose escalating repeated dose cohorts
8 patients per cohort, randomized 3:1
12 doses of QR-010 by inhalation
Cohort 5 completed
12 doses of QR-010 were well tolerated
Reviewed by DSMC, no safety signal, no dose-limiting toxicity
Cohort 6 currently enrolling
Data is blinded until study is completed
Top-line data is expected in mid 2017
ProQR Therapeutics

QR-010 pre-clinical results translated to patients
rF508 homozygous Mouse
Nasal Potential difference (mV)
10 0 -10 -20 -30
0 5 10
amiloride
zero chloride
isoproterenol
Time (min)
Nasal Potential difference (mV)
20 10 0 -10 -20 -30 -40
units = time in minutes
ringer’s
amiloride
zero chloride
isoproterenol
CF patient pre treatment
CF patient end of treatment
WT
CF patient pre treatment
CF patient end of treatment
WT
Pre-clinical data supports QR-010 can restore CFTR function in homozygous CF mice
Pre-clinical PoC translated into patients
Proof of Concept achieved in homozygous CF patients
Phase 1b to read out in mid-2017
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ProQR
Pipeline Update
By Daniel de Boer
ProQR Therapeutics 39

Innovation
In-house discovery engine

RNA based RNA modulation to restore wild-type functionality Well understood causality Genetic defect leading to disease manifestation well understood	Product focused High unmet needs Intellectual property Agressive patenting strategy Broad IP portfolio	Feasible delivery Feasible delivery route to target organ Product selection Thorough selection process before a candidate goes in development

ProQR Therapeutics 40

Research and development pipeline

QR-313
Dystrophic EB
~2,000 patients

QRX-704
Huntington's disease

QRX-021
Undisclosed CF target

QRX-411
Usher syndrome

QR-110
LCA10
~2,000 patients

QR-010
cystic fibrosis
>49,000 patients

QRX-504
Fuchs (FECD)

QRX-604
Friedreich's ataxia

QRX-323
Dystrophic EB

Innovation | Pre-clin development | Phase 1 & clinical PoC | Pivotal studies

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QR-110 for LCA10

mRNA profile
mRNA profile restored to wild-type
Restoration CEP290 protein levels
Significant increase in CEP290 protein levels
Local (intravitreal)
Eye well validated target for oligo’s
Efficient delivery to outer nuclear layer in the retina
Regulatory
Regulatory discussions supportive of development plan
Toxicology
GLP tox in two species up to 3 months

Phase 1b
Start of a repeated dose first in human clinical trial in H1 2017

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QR-110 for LCA10
PQ-110-001 Phase 1b clinical study

Cohort 1
Low dose
Cohort 2
Medium dose
Cohort 3
High dose

4 patients per cohort, Open-label
Ascending Doses
4 doses (every 3 months)
12 homozygous or compound heterozygous p.Cys998X LCA10 patients
Adults and children (>6yrs) intravitreal injections in one eye, other eye serves as control
Participating sites: major sites in EU and US
Primary endpoints:
• Safety, tolerability and pharmacokinetics
Exploratory efficacy:
FST, mobility testing, visual acuity, OCT, PRO, ERG, nystagmus tracking, pupillometry)
Expected to dose first patient in H1 2017
Expected top-line data in 2018

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QR-313 for DEB

mRNA profile restoration
mRNA profile restored to produce active protein
Restoration C7 protein functionality
Functional protein restored forming anchoring fibrils
Local delivery to the skin
Oligo in hydrogel for application to wounds
Delivery to C7 producing fibroblasts and keratinocytes
Toxicology
GLP tox in two species

Phase 1b
Preparations ongoing Study to start in 2018

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Research and development pipeline
QR-313
Dystrophic EB ~2,000 patients

QRX-704	QRX-021	QRX-411
Huntington’s	Undisclosed	Usher syndrome
disease	CF target		QR-110	QR-010
QRX-504	QRX-604	QRX-323
Fuchs (FECD)	Friedreich’s	Dystrophic EB	LCA10	cystic fibrosis
	ataxia		~2,000 patients	>49,000 patients

Innovation Pre-clin development Phase 1 & clinical PoC Pivotal studies

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ProQR Therapeutics - What’s next?

Data read-out QR-010 Phase 1b	Readout clinical study QR-313	Cash runway until mid-2018
clinical study expected mid 2017	Start clinical study QR-313	Readout QR-110 study

QR-010 clinical data during NACF conference
• NPD proof of concept study data
• Preliminary data SAD cohorts Phase 1b
2017 2018
Start Phase II
study QR-010 in 2018
Start QR-110 first in human
clinical trial in H1 2017

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Putting QR-010 NPD results in perspective

Key takeaways:

- QR-010 improves CFTR function in ΔF508 homozygous patients
- Improved total chloride response which shows direct activity
- Improved max basal PD which shows down-regulation of sodium channels
- Single agent, innovative approach for ΔF508 patients
- Validates pre-clinical data

-6.6 mV — Non-Cystic Fibrosis NPD
TDN Center of CFTR detection

-4.1 mV — **Homozygous ΔF508 + QR-010**
Sermet-Gaudelus et al, NACFC, 2016
50% of CF patients

-3.5 mV — G551D + Kalydeco (150 mg)
Accurso et al NEJM, 2010
5% of CF patients

-2 mV — CF patients with milder phenotype
Rowe et al, Methods Mol biol, 2011

Classical CF with severe phenotype like ΔF508
Rowe et al, Methods Mol biol, 2011

+2.16 mV from placebo — Homozygous ΔF508 + Lumacaftor (200mg)
Clancy et al, Thorax 2012

Interpretations are adapted from publications
★ Treatment period for all mention therapies is 28 days

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ProQR IT’S IN OUR RNA